Mail Stop 3-9							March 30, 2005

Ms. Vivian H. Liu
Vice President, Chief Financial Officer & Secretary
NexMed, Inc.
350 Corporate Boulevard
Robbinsville, New Jersey 08691

Re:	NexMed, Inc.
	Preliminary Proxy Statement on Schedule 14A
      Filed March 24, 2005
	File No. 0-22245

Dear Ms. Liu:

      We have conducted a limited review of your filing solely with respect to proposal number three and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 3. Approval of amendment of the articles of incorporation to delete section D of article sixth and all of article ninth.

1. The proposal should be unbundled to provide shareholders the opportunity to vote separately on each of the proposed actions.
Please revise to present as two separate proposals.

2. Please expand the discussion to indicate whether there have been any proposals by or discussions with any shareholder relating to the removal of any directors.

3. Please expand the discussion to clarify whether you are legally required to change your articles of incorporation to mirror the Nevada Revised Statutes.
Ms. Vivian H. Liu
Nexmed, Inc.
March 30, 2005
Page 2

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact John L. Krug, Senior Counsel, at (202) 942-
2979,
or me at (202) 942-1840 with any other questions.


Sincerely,

Jeffrey Riedler
Assistant Director